OPTIONAL        This rider is issued as part of the contract to which it is attached. This rider cannot
DEATH BENEFIT    be terminated either by the Contract Owner or the Company. Except where this ENHANCEMENT     rider provides otherwise, it is subject to all of the terms and conditions of the contract.
RIDER

RIDER BENEFITS    Spouse Beneficiary
If the contract continues with the spouse as the Contract Owner, subject to the conditions of the Death Benefit provision as set forth in the contract, the Death Benefit will be calculated on receipt of Due Proof of Death. If the Contract Value is less than the calculated Death Benefit amount, the Contract Value will be increased to equal the calculated Death Benefit amount.

    Death Benefit
If the Contract Owner or Annuitant dies before the Annuity Commencement Date a Death Benefit is payable. The Death Benefit is calculated as of the date Due Proof of Death is received by the Company. This rider adds an Interest Accumulation and a Maximum Anniversary Value feature to the calculation of that Death Benefit.

If the deceased (the Annuitant or Contract Owner, as applicable) had not yet attained age 85, the Death Benefit will be the greatest of:

(a)the Contract Value; or
(b)the Contract Value on the Specified Contract Anniversary immediately proceeding the date of death, as described in the contract; or
(c)100% of all premium payments made under the contract, reduced by the dollar amount of any partial surrenders since the Date of Issue; or
(d)the Maximum Anniversary Value commencing on the Contract Anniversary following the date in which the rider is added to the contract; or
(e)Interest Accumulation Value commencing on the date the rider is added to the contract.

If the deceased had attained age 85, but had not attained age 90, then the Death Benefit will be the greatest of Contract Value, 100% of all premium payments, Maximum Anniversary Value or Interest Accumulation Value, as described above.

If the deceased has attained age 90, the Death Benefit will be the greatest of Contract Value, Maximum Anniversary Value or Interest Accumulation Value.

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MAXIMUM     The Maximum Anniversary Value is based on a series of calculations on Contract
ANNIVERSARY    Anniversaries, of Contract Values, Premium Payments and partial surrenders.
VALUE
As of the date We receive notification of Due Proof of Death, We will calculate an Anniversary Value for each Contract Anniversary, beginning with the Contract Anniversary following the date this rider is added and for each anniversary thereafter prior to the Contract Owner/Annuitant’s date of death or 81st birthday, if earlier. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

INTEREST        Prior to the decedent’s date of death or 81st birthday, if earlier, the interest accumulation ACCUMULATION    value is equal to the Contract Value as of the date this rider is added (“Beginning
VALUE    Contract Value”) plus any premium payments made after the date this rider is added to the contract, less proportional adjustments for partial surrenders taken after this rider is added to the contract, compounded daily at an annual interest rate of 5.0%. The proportional adjustment for partial surrenders is calculated by:

a)    dividing the gross amount of the partial surrender by the prior day’s Contract Value, and
b)    multiplying the result of (a) by the prior Valuation Day’s Interest Accumulation Value.

On or after the decedent’s 81st birthday or date of death, the Interest Accumulation Value will no longer compound. After that date, the Interest Accumulation Value will be adjusted by adding any subsequent payments and subtracting proportional adjustments, for partial surrenders, as described above. The Interest Accumulation Value will be limited to 200% of the Beginning Contract Value, plus 200% of all premium payments made after the date this rider is added, minus proportional adjustments for partial surrenders made after the date the rider is added.

RIDER CHARGE    The charge for this rider is added to the net investment factor. The net investment factor for each Sub-Account is:
a)    the net asset value per share of the corresponding Fund at the end of the valuation period (plus the per share amount of any unpaid dividends or capital gains by that Fund); divided by
b)    the net asset value per share of the corresponding Fund at the beginning of the valuation period; minus
c) the mortality and expense risk charge and any applicable administration charge, adjusted for the number of days in the valuation period; minus
d)    the charge for this rider, adjusted for the number of days in the valuation period.

The charge for this rider is .25% per annum of the daily value of the Sub-Accounts.

Signed for Hartford Life and Annuity Insurance Company

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